Exhibit 4.40
Memorandum of Understanding (“MOU”)
This MOU made this Twenty third day of December Two Thousand and Seven at Mumbai between
Vedanta Aluminium Limited a company within the meaning of the Companies Act, 1956 (Act 1 of 1956) and having its Registered Office at Vedanta, 75, Nehru Road, Vile Parle (E), Mumbai- 400099 (hereinafter referred to as “VAL” or “the Company”) (which expression shall, unless it be repugnant to the subject or context thereof, include its successors and assigns):
AND
Sterlite Industries (I) Limited, a company within the meaning of the Companies Act, 1956 (Act 1 of 1956) and having its Registered office at SIPCOT Industrial Complex, Madurai by-pass Road, T V Puram, Tuticorin - 628002 (hereinafter referred to as “SIIL” or “the Subscriber”) (which expression shall unless it be repugnant to the subject or context thereof, include its successors and assigns):
Whereas, VAL is commissioning one million tpa Alumina refinery with an associated captive power plant of 90 MW at Lanjigarh at a capital outlay of Rs. 4000 crore and setting-up a 500,000 tpa aluminium smelter with an associated captive power plant of 1215 MW power plant at Jharsuguda, at a capital outlay of Rs 9500 crore. Vedanta Resources plc, being the indirect holder of 70.5% of the equity of VAL has already infused debt to the extent of USD 900 million, in the form of ECB.
VAL has requested SIIL, the Indian promoter company, to provide it with financial assistance in some form for the project upto not exceeding USD 400 million or equivalent Indian Rupees and SIIL has agreed to provide VAL with money by investment in the shares of VAL.
The parties have, however, agreed that the Company would initially invest in the securities other than shares to be converted later into shares of the Company and hence the Company would allot to SIIL ‘Zero Percent Optionally Fully Convertible Debentures’ (“the Debentures”) for an amount not exceeding Rs 1200 crore, by adjusting the money paid by SIIL as subscription money towards these debentures.
Whereas the Company now requires immediate further funds to the extent of Rs 400 crores for its projects, in one or more tranches, in the form of share application money and/ or secured/ unsecured loan and/ or zero percent Optionally Fully Convertible Debentures. SIIL has agreed to provide immediate further financial assistance to the Company up to Rs 400 crores by subscribing to the ‘Zero Percent Optionally Fully Convertible Debentures’ (“OFCD Series — II”) to be issued by VAL.
The borrowing by way of OFCD has been approved by the Board of Directors of the Company vide resolution passed at the meeting held on 4th June, 2007.

The parties hereby wish to record the terms and conditions of the arrangement and inter alia of the issue:
1. Amount and Terms of Optionally Fully Convertible Debentures:
The Subscriber agrees to invest in, and subscribe to, the securities of the Company, and the Company agrees to allot to the Subscriber ‘Zero Percent Optionally Fully Convertible Debentures’ of Rs 10/- each of the Company, by adjusting the amount paid by the subscriber, for an amount not exceeding Rs 1200 crore, on the terms and conditions contained herein. The amount payable on the OFCDs, shall be paid in one or more tranche.
2. Security :
The Debentures to be issued shall be secured by Pari-passu charge on Company’s land admeasuring 2026.36 square yards equivalent to 1694.26 sq.mtrs, bearing Survey No.37 situate, lying and being at Mouje Ishwarpura of Kadi Taluka, District Mehsana in the State of Gujarat.
3. Allotment of Debentures:
i) The Company shall allot OFCD by adjusting the outstanding subscription money, within a period not exceeding 90 (Ninety) days from the date of receipt of the subscription form/money. In the event of failure on the part of the company to allot the OFCD’s as aforesaid, it shall pay interest to the subscriber, at a mutually agreed rate (exclusive of interest tax), on the outstanding subscription amount.
ii) The company shall issue OFCD Certificate in such lots as may be required by the Subscriber and shall sub-divide or consolidate, re-materialize or de-materialize the certificates at any time without payment of any fee.
iii) Pending issuance of OFCD Certificate/s the Company shall issue Letter of Allotment in physical or demat form as acceptable to the subscriber.
iv) The documents shall be freely transferable to other Companies in Promoter Group of SIIL by execution of transfer deed and delivery in physical form or through depository if it is held in dematerialized form. However, the OFCD’s shall not be a marketable security and shall not be listed.
4. Redemption Date:
i)	The Company shall redeem OFCD at the end of 5 years or earlier as per the mutually agreed premium with the subscriber, from the date of allotment if not converted to equity shares before the maturity date.
ii)	The Company may in suitable circumstances, revise, vary or extend the redemption of OFCD or the balance outstanding upon such terms and conditions as may be agreed by the Subscriber.

iii)	The record date of the redemption of OFCD shall be the preceding last business day at the end of five years from the respective dates of allotment.
5. Option to Convert:
i) The either party shall have an option to convert OFCD in part or in full of equity shares of Rs 10/- each or at such premium, as may be mutually agreed, at any time from the date of allotment either in full or in part before the redemption date .
ii) Call Option Notice: The either party shall be required to give 7 days clear notice in writing to the Company for exercise of the Call option. The Company shall however be within its right to waive the specified period and agree for shorter notice.
6. Conversion Formalities
The Company shall carry out all necessary formalities and obtain all necessary approvals so as to enable issuance of equity shares on conversion of OFCD’s.
7. Allotment of Equity Shares
The Company shall allot equity shares of the Company in physical or in demat form. The equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank pari passu with the existing equity shares of the Company, save and except they shall eligible for dividend pro rata from the respective dates of allotment.
IN WITNESS WHEREOF, the parties have signed the above on 23rd day of December, 2007, at Mumbai.

For VEDANTA ALUMINIUM LTD.		For STERLITE INDUSTRIES (I) LTD.

/s/ Virendra Agarwal	/s/ P.L. Chockalingam	/s/ Sushil Gupta	/s/ B. Anand
(Virendra Agarwal)	(P.L. Chockalingam)	(Sushil Gupta)	(B. Anand)
Authorised Signatories		Authorised Signatories

Witness:	/s/ Girish S. Agarwal	/s/ L.N. Tandon

Girish S. Agarwal		L.N. Tandon